

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2014

Via E-mail
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
F9M, Building 5, Zone E, Hanwei International Plaza
Fengmao South Road
Fengtai District, Beijing 100070
The People's Republic of China

> **Re:** **SouFun Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 001-34862**

Dear Mr. Mo:

We have reviewed the above-referenced filing and your letters dated March 18, 2014 and March 27, 2014 in connection with your Form 20-F for the fiscal year ended December 31, 2012 filed on April 3, 2013 and your Form 6-K filed on February 13, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 25, 2014.

Operating and Financial Review and Prospects

A. Operating Results

Key Operating and Financial Performance Metrics, page 67

1.   We note that when you disclose the average monthly unique visitors received by your website, www.soufun.com, in the fourth quarter of 2013, you rely on data from Data Center of China Internet, but when you disclose average monthly unique visitors for

fiscal years 2012 and 2013, you cite to data from Google Analytics. Please tell us in your response letter why you are using different data sources to capture this metric.

2.   We note your disclosure of selected metrics. Consistent with comment 3 from our letter dated February 25, 2014, tell us what consideration was given to providing an analysis of the qualitative and quantitative changes in these measures during each of the periods presented. Your analysis should address how the metrics are relevant to an investor's understanding of the drivers and reasons for your growth and whether the changes represent a trend that will continue. Refer to Section III.B of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. In addition, as indicated in response to comment 2 in your letter dated March 27, 2014, you also intended to provide quarterly data for 2013 for total registered members, active registered members, and the geographic coverage of SouFun membership services. In this regard, we note your disclosures in the Information on the Company section of the number of paying subscribers to your basic listing services and the number of registered members of your www.soufun.com website and your SouFun cards. Tell us what consideration you gave to also including a discussion of these metrics.

B. Liquidity and Capital Resources, page 88

3.   Please reconcile the total amount in your table of use of proceeds from bank borrowings to the proceeds from bank borrowing on your consolidated statements of cash flows.

4.   We note from your disclosure on page F-46 that certain amounts of bank deposits remained classified as restricted cash as of December 31, 2013 due to administrative delays in releasing the RMB-denominated pledged deposits by the respective financial institutions in the PRC, despite your repayment of the related short-term borrowings. Tell us what consideration you gave to discussing this excess restricted cash, including the facts and circumstances leading to the administrative delays.

5.   We note that in December 2013 and January 2014, you sold $350 million and $50 million in aggregate principal amount of convertible senior notes. Tell us what consideration you gave to expanding your discussion to explain the reason for incurring that debt and to quantify the use of the proceeds. Provide an analysis of how the incurrence of that debt fits into your overall business plan. Refer to FRC 501.13.a. for additional guidance.

6.   Tell us what consideration you gave to providing a discussion and analysis of the material covenants related to your outstanding debt. Refer to Section IV.C of SEC Release 33-8350 for additional guidance. In this regard, as noted from your response to comment 2 in your letter dated January 30, 2013, you obtained waivers with respect to the payment of dividends. In addition, please tell us what consideration you gave to describing the nature of the cross default provisions included in certain of your bank borrowings.

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-13

7.   Consistent with your response to comment 9 in your letter dated September 11, 2013, we note that you revised your description of the contractual arrangements to no longer characterize them as standardized. Tell us what consideration you gave to making similar revisions to references to standardized contractual arrangements throughout the footnote.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief